Adlai Nortye Ltd.

c/o PO Box 309

Ugland House

Grand Cayman KY1-1104

Cayman Islands

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C., 20549

April 24, 2026

Re:	Adlai Nortye Ltd.
Registration Statement on Form F-3, as amended
Initially Filed March 10, 2026
File No. 333-294173

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Adlai Nortye Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form F-3, as amended, so that it will become effective at 9:30 a.m. ET April 28, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Yang Lu
Name:	Yang Lu
Title:	Chief Executive Officer and Chairman of Board of Directors